Exhibit 1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Temporarily Suspending Production at Cigar Lake Mine

Saskatoon, Saskatchewan, Canada, December 14, 2020    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it will be temporarily suspending production at its Cigar Lake uranium mine in northern Saskatchewan over the coming weeks due to the increasing risks posed by the Coronavirus (COVID-19) pandemic.

Saskatchewan is experiencing a significant negative trend in the pandemic, which is leading to increased uncertainty for the continuous operation of Cigar Lake, due in part to access to qualified operational personnel. We will continue to carefully monitor the provincial COVID-19 situation, especially in northern Saskatchewan, as well as the impacts on our communities and the availability of employees and contractors to travel to Cigar Lake.

“The safety of our workers, their families and communities is our top priority,” said Cameco President and CEO Tim Gitzel. “We have had six positive tests at our northern operations in recent weeks, including three at Cigar Lake. While the protocols we have put in place have to date allowed us to effectively manage these cases, there are broader risks we don’t control. Therefore, we believe it is prudent to do our part to continue to protect our people and our operations from the increasing threats that are outside our influence.

“One of the most challenging trends we’ve had to navigate is the shrinking availability of workers in critical roles at Cigar Lake due to self-isolations, absenteeism and communities being on temporary pause for transporting workers due to the pandemic.”

At the peak of production this fall, there were about 300 workers on-site at Cigar Lake. As a result of this decision, we will be placing the mine in a safe state of care and maintenance and there will be a significant reduction in personnel. We expect the enhanced health and safety protocols already in place and the decreased activities at site will ensure we can continue to work safely.

Cameco will continue to have regular dialogue with public health authorities and northern leaders in Saskatchewan.

“Having Cigar Lake operating was always part of our strategy,” Gitzel said. “The costs of care and maintenance are not insignificant, and you saw that impact in our third quarter results. Therefore, the restart conditions for Cigar Lake are not the same as we have laid out for McArthur River. The timing of the restart and the production rate will depend on how the COVID-19 pandemic is impacting the availability of the required workforce at Cigar Lake, how cases are trending in Saskatchewan, in particular in northern communities, and the views of public health authorities.

“Due to the suspension, we plan to increase our purchases in the market to secure uranium we need to meet our sales commitments,” Gitzel said. “COVID-19 has taught us many lessons, including that the pandemic is a greater risk to uranium supply than to uranium demand.”

We expect our business to be resilient. Our deliveries to date have not been materially impacted by COVID-19, nor do we expect there will be a material impact on our remaining 2020 deliveries. At September 30, 2020, Cigar Lake had produced 2.3 million pounds (Cameco’s share) of uranium concentrates. However, due to the temporary production suspension, we do not expect to achieve 5.3 million pounds (our share) of production for 2020.

There will be costs associated with this temporary production suspension. While Cigar Lake is on care and maintenance, we expect to incur costs of between $8 million and $10 million per month, which will be expensed directly to cost of sales. We may also incur additional costs related to the purchase of uranium, which comes at a higher cost than our production. Given the timing of the suspension, we do not expect these costs would begin to impact our results until the first quarter of 2021.

Our balance sheet remains strong and we expect to have the financial capacity to manage the disruptions to our operations caused by the COVID-19 pandemic. As of September 30, 2020, we had $793 million in cash and short-term investments and $1 billion in long-term debt. In addition, we have a $1 billion undrawn credit facility. We expect our cash balances and operating cash flows to meet our capital requirements for the remainder of 2020, and therefore do not anticipate drawing on our credit facility in 2020.

The Cigar Lake operation is owned by Cameco (50.025%), Orano Canada Inc. (37.1%), Idemitsu Canada Resources Ltd. (7.875%) and TEPCO Resources Inc. (5.0%) and is operated by Cameco.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: the plan to suspend production at Cigar Lake temporarily; our intention to carefully monitor the COVID-19 situation and its impact; our expectations regarding placing the mine in a safe state of care and maintenance, the reduction in the number of workers required at the mine, and their ability to continue to work safely; our plan to continue a regular dialogue with public health authorities and northern leaders in Saskatchewan; the factors that will affect the timing of the restart and the production rate; our intention to increase our uranium purchases in the market due to the suspension to meet our sales commitments, the expected additional costs of such purchases, and our expectation that these costs would not impact our results until 2021; our expectation that our business will be resilient, and that there will not be a material impact on our remaining 2020 deliveries; the statement that we do not expect to achieve 5.3 million pounds (our share) of production for 2020; our expectation regarding the monthly costs that we will incur while Cigar Lake is on care and maintenance; and our expectations regarding our financial capacity to manage the disruptions to operations caused by COVID-19, the sufficiency of our cash balances and operating cash flows, and that we will not draw on our credit facility in 2020.

Material risks that could lead to different results include: implementation of the suspension at the Cigar Lake mine may be delayed, or we may not be able to implement the suspension as planned; once commenced, the suspension may continue for an extended period, due to the factors we have identified as relevant to the timing of the restart, or other factors; we may be unable to fully monitor the COVID-19 situation and its impact as it develops; the risk that more workers than expected may be required at the mine during the suspension, and that sufficient workers may not be available; risks of safety incidents and risks to the health of workers at our Saskatchewan operations; we may be unable to increase our uranium purchases in the market at the prices we expect, and the timing of the impact of the increased costs of these purchases on our results; the risk that our business may not be as resilient as we expect in managing or recovering from the disruptions caused by the COVID-19 pandemic; the risk of a material impact on our remaining 2020 deliveries; the possibility that the monthly costs of keeping Cigar Lake in care and maintenance may be higher than we expect; and the risk that we may be required to draw on our credit facility to manage disruptions to our business caused by COVID-19.

In presenting this forward-looking information, we have made assumptions which may prove incorrect, including assumptions regarding the timing, number of workers and other requirements to implement and safely maintain the suspension at Cigar Lake; our ability to fully assess the COVID-19 situation and its impact as it develops and the factors that will affect the timing of the restart; our ability to purchase uranium in the market at the prices we expect, and the impact of the additional costs of such purchases; our ability to satisfy our remaining 2020 deliveries; and the resiliency of our business in managing and recovering from the disruptions caused by COVID-19 without drawing on our credit facility.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Qualified Person

The above scientific and technical information relating to the Cigar Lake uranium mining operation was approved by Lloyd Rowson, general manager, Cigar Lake, Cameco.

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Investor inquiries:	Media inquiries:
Rachelle Girard	Jeff Hryhoriw
306-956-6403	306-385-5221
rachelle_girard@cameco.com	jeff_hryhoriw@cameco.com